UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amandment No.1)

Houston Wire & Cable Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
44244K109
(CUSIP Number)
December 31, 2015
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
[x]    Rule 13d-1(c)
☐    Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	names of Reporting Persons The D3 Family Fund, L.P.
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 258,417 common shares (1.5%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 258,417
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 258,417; for all reporting persons as a group, 973,616 shares (5.8%)
10.	check box if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 1.5%; for all reporting persons as a group, 5.8%
12.	type of Reporting Person PN

1.	names of Reporting Persons The D3 Family Bulldog Fund, L.P.
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 633,589 common shares (3.8%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 633,589
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 633,589; for all reporting persons as a group, 973,616 shares (5.8%)
10.	check box if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 3.8%; for all reporting persons as a group, 5.8%
12.	type of Reporting Person PN

1.	names of Reporting Persons The DIII Offshore Fund, L.P.
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization Bahamas
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 81,610 common shares (0.5%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 81,610
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 81,610; for all reporting persons as a group, 973,616 shares (5.8%)
10.	check box if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 0.5%; for all reporting persons as a group, 5.8%
12.	type of Reporting Person PN

1.	names of Reporting Persons Nierenberg Investment Management Company, Inc.
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 973,616 common shares (5.8%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 973,616
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 973,616; for all reporting persons as a group, 973,616 shares (5.8%)
10.	check box if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 5.8%; for all reporting persons as a group, 5.8%
12.	type of Reporting Person CO

1.	names of Reporting Persons Nierenberg Investment Management Offshore, Inc.
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization Bahamas
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 81,610 common shares (0.5%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 81,610
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 81,610; for all reporting persons as a group, 973,616 shares (5.8%)
10.	check box if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 0.5%; for all reporting persons as a group, 5.8%
12.	type of Reporting Person CO

1.	names of Reporting Persons David Nierenberg
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization United Stated of America
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 973,616 common shares (5.8%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 973,616
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 973,616; for all reporting persons as a group, 973,616 shares (5.8%)
10.	check box if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 5.8%; for all reporting persons as a group, 5.8%
12.	type of Reporting Person IN

This Amendment No. 1 to Schedule 13G amends the below-identified Item of the Schedule 13G previously filed on of June 8, 2015.
Item 4.	Ownership.
(a), (b)      Amount beneficially owned; Percent of Class:
(i)      The Family Fund individually beneficially owns 258,417 shares of Common Stock, constituting approximately 1.5% of all of the outstanding shares of Common Stock based on 16,764,631 shares of Common Stock outstanding as of November 1, 2015 as set forth in the Form 10-Q filed by the Issuer on November 5, 2015.
(ii)      The Bulldog Fund individually beneficially owns 633,589 shares of Common Stock, constituting approximately 3.8% of all of the outstanding shares of Common Stock.
(iii)      The Offshore Fund individually beneficially owns 81,610 shares of Common Stock, constituting approximately 0.5% of all of the outstanding shares of Common Stock.
(iv)      NIMCO may be deemed to to be the beneficial owner of the 973,616 shares of Common Stock owned by the Family Fund, the Bulldog Fund and the Offshore Fund, constituting approximately 5.8% of all of the outstanding shares of Common Stock.
(v)      NIMO may be deemed to to be the beneficial owner of the 81,610 shares of Common Stock owned by the Offshore Fund, constituting approximately 0.5% of all of the outstanding shares of Common Stock.
(vii)   Mr. Nierenberg may be deemed to be the beneficial owner of the 973,616 shares of Common Stock beneficially owned by NIMCO and NIMO, constituting approximately 5.8% of all of the outstanding shares of Common Stock.
(viii)  The Reporting Persons, in the aggregate, beneficially own 973,616 Shares, constituting approximately 5.8% of the outstanding shares of Common Stock.
(c)       Number of shares as to which such person has:
(i), (iii)                None of the Reporting Persons has the sole power (A) to vote or direct the vote of, or (B) to dispose or direct the disposition of, any shares of Common Stock
(ii), (iv)                The Family Fund, NIMCO and Mr. Nierenberg have shared power (A) to vote or direct the vote of, and (B) to dispose or direct the disposition of, the 258,417 shares of Common Stock held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (A) to vote or direct the vote of, and (B) to dispose or direct the disposition of, the 633,589 shares of Common Stock held by the Bulldog Fund.
The Offshore Fund, NIMO, NIMCO and Mr. Nierenberg have shared power (A) to vote or direct the vote of, and (B) to dispose or direct the disposition of, the 81,610 shares of Common Stock held by the Offshore Fund.
Item 10.	Certification.
By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P. and D3 Family Bulldog Fund, L.P.
By: Nierenberg Investment Management Company, Inc.
February 12, 2016	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
DIII Offshore Fund, L.P. By: Nierenberg Investment Management Offshore, Inc.
February 12, 2016	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Company, Inc.
February 12, 2016	By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Offshore, Inc.
February 12, 2016	By: /s/ David Nierenberg David Nierenberg, President
February 12, 2016	/s/ David Nierenberg David Nierenberg, President